                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

      NOTICE OF THE FILING OF A PETITION BY A SUBSIDIARY TO COMMENCE CIVIL
                           REHABILITATION PROCEEDINGS

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of   January 16, 2004


Commission File Number 09929

                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)
             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                   Form 20-F   X         Form 40-F
                             -----                 -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                 No   X
                             -----              -----

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 16, 2004


                                    MITSUI & CO., LTD.


                                    By: /s/ Tasuku Kondo
                                        ----------------------------------------
                                        Name:  Tasuku Kondo
                                        Title: Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer

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                                                                January 16, 2004

To whom it may concern:

                                                              Mitsui & Co., Ltd.


      Notice of the Filing of a Petition by a Subsidiary to Commence Civil
                           Rehabilitation Proceedings

     This is to announce that a petition to commence civil rehabilitation proceedings was filed with the Osaka District Court today by Shirasagi Golf Club Co., Ltd. (hereinafter referred to "SHIRASAGI"), a subsidiary of Mitsui & Co., Ltd. (hereinafter referred to "MITSUI") engaged in the operation of Shirasagi Golf Club with the following details:

1.   Reason for the petition
     SHIRASAGI is engaged in the operation of Shirasagi Golf Club located in Himeji city in Hyogo Prefecture, which opened for business in 1996. Amidst the prolonged severe economic conditions that followed the collapse of the bubble economy in Japan, business conditions surrounding the golf club industry have not shown any sign of bottoming out as the number of customers and average sales per customer continue to decline. Against this background, SHIRASAGI has reported consecutive losses since the opening of the said golf club. In this tough business environment, it is very unlikely that SHIRASAGI will be able to improve its earnings and pay off its debt in the future. Therefore, MITSUI has determined that it has no other choice but to withdraw its support of SHIRASAGI, and as a result SHIRASAGI has made the decision to file the petition to commence civil rehabilitation proceedings.

2.   Total amount of liabilities (as of November 30, 2003): 18.7 billion yen

3.   Description of Shirasagi Golf Club Co., Ltd.

     Location of the head office:         Kita-ku Osaka City
     Establishment:                       November 13, 1970
     Type of business:                    Operation of a golf club
     Number of issued shares:             2,960,000 shares
     Amount of capital:                   1.48 billion yen
     Major shareholder:                   Mitsui & Co., Ltd. (100% shareholder)
     Number of employees:                 47 (as of November 30, 2003)

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4.   Historical business results (Unit: Million yen)

------------------------------------------------------------------
                    FY ended    FY ended     FY ended    FY ended
                    March 31,   March 31,    March 31,   March 31,
                      2003        2002         2001        2000
------------------------------------------------------------------
Sales                  426         103          436         475
Net Income            -498        -119         -572        -643
------------------------------------------------------------------

5.   Description of Shirasagi Golf Club

     Location:                     Himeji city, Hyogo Prefecture, Japan
     Opening date:                 October 14, 1996
     Course:                       18 holes, par 72, 6,804 yards in total length

6.   Future plan
     The Shirasagi Golf Club will continue to operate its business as usual. A rehabilitative plan will be proposed which may include a possible transfer of ownership of the golf club.

7.   Influence on MITSUI's consolidated results
     Since MITSUI recognized the losses on this transaction by the last term, we expect that the influence on the consolidated results will be insignificant.

                    For further inquiries regarding this notice, please contact:
         Masaru Nishimura, Corporate Communications Division, Mitsui & Co., Ltd.
                                                         Telephone: 03-3285-7564